FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about November 3, 2008

Item 3.	News Release

On November 3, 2008, Trans-Orient issued a press release relating to the material change report. The press release was distributed through CNW.

Item 4.	Summary of Material Change

On November 3, 2008, Trans-Orient Petroleum Ltd. announced that its common shares will begin trading on the TSX Venture Exchange (“TSXV”) on November 4, 2008 under the trading symbol “TOZ”.

Item 5.	Full Description of Material Change

On November 3, 2008, Trans-Orient Petroleum Ltd. announced that its common shares will begin trading on the TSX Venture Exchange (“TSXV”) on November 4, 2008 under the trading symbol “TOZ”. Trans-Orient’s shares will continue to trade on the OTCBB under the symbol “TOPLF”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of Trans-Orient is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

November 3, 2008